Term Sheet Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Prospectus dated August 27, 2008,	Registration No. 333-145845
the Prospectus Supplement dated August 27, 2008, the Index Supplement dated September 4, 2007 and
Product Supplement LIRN-1 dated August 27, 2008)

Subject to Completion

Preliminary Term Sheet dated August 28, 2008

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together, the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement LIRN-1, page IS-1 of the index supplement and page S-3 of the prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Barclays Bank PLC	$9.80	$
(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*	Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in March or April 2010. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Leveraged Index Return Notes®” is a registered service mark of Merrill Lynch & Co., Inc.

“LIRNS®” is a registered service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC.

Merrill Lynch & Co.

September     , 2008

Summary

The Capped Leveraged Index Return Notes® Linked to the S&P 500® Index due April     , 2010 (the “Notes”) are senior, unsecured debt securities of Barclays Bank PLC, that provide a leveraged return for investors, subject to a cap, if the level of the S&P 500® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index determined on the Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes, to accept a return that is capped and to accept the possibility that the payment at maturity may be less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Participation Rate of 200% and assuming a Capped Value of 18%, the midpoint of the range of 16% and 20%. The green line reflects the hypothetical returns on the Notes, while the gray dashed-line reflects the return of a hypothetical direct investment in the stocks comprising the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 1,298.20, the closing level of the Index on August 15, 2008, assuming a Capped Value of $11.80, the midpoint of the indicated range of $11.60 and $12.00, and reflecting the Participation Rate of 200%.

Example 1— The hypothetical Ending Value is 70% of the hypothetical Starting Value and less than the hypothetical Threshold Value:

Hypothetical Starting Value:	1,298.20
Hypothetical Ending Value:	908.74
Hypothetical Threshold Value:	1,168.38

$10 +	[	$10 ×	(908.74 – 1,168.38)	× 100%	]	= $8.00
1,298.20

Payment at maturity (per unit) = $8.00

Example 2— The hypothetical Ending Value is 95% of the hypothetical Starting Value and greater than the hypothetical Threshold Value:

Hypothetical Starting Value:	1,298.20
Hypothetical Ending Value:	1,233.29
Hypothetical Threshold Value:	1,168.38

Payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount per unit will equal the $10 Original Public Offering Price.

Example 3— The hypothetical Ending Value is equal to 104% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,298.20
Hypothetical Ending Value:	1,350.13

$10 +	[	$10 ×	(1,350.13 – 1,298.20)	× 200%	]	= $10.80
1,298.20

Payment at maturity (per unit) = $10.80

Example 4— The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,298.20
Hypothetical Ending Value:	1,687.66

$10 +	[	$10 ×	(1,687.66 – 1,298.20)	× 200%	]	= $16.00
1,298.20

Payment at maturity (per unit) = $11.80 (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates (rounded to two decimal places), for the hypothetical Starting Value of 1,298.20, a Threshold Value of 90% of the hypothetical Starting Value, and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit of the Notes;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.35% per annum, as more fully described below.

The table below reflects the Participation Rate of 200% and assumes a Capped Value of $11.80, the midpoint of the indicated range of $11.60 and $12.00.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit of the Notes	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
649.10	-50.00%	$6.00	-40.00%	-31.31%	-38.87%
778.92	-40.00%	$7.00	-30.00%	-22.42%	-28.99%
908.74	-30.00%	$8.00	-20.00%	-14.34%	-20.10%
1,038.56	-20.00%	$9.00	-10.00%	-6.90%	-12.00%
1,168.38 (3)	-10.00%	$10.00	0.00%	0.00%	-4.53%
1,233.29	-5.00%	$10.00	0.00%	0.00%	-0.99%
1,272.24	-2.00%	$10.00	0.00%	0.00%	1.08%
1,298.20 (4)	0.00%	$10.00	0.00%	0.00%	2.43%
1,324.16	2.00%	$10.40	4.00%	2.63%	3.77%
1,363.11	5.00%	$11.00	10.00%	6.46%	5.74%
1,428.02	10.00%	$11.80 (5)	18.00%	11.34%	8.95%
1,557.84	20.00%	$11.80	18.00%	11.34%	15.10%
1,687.66	30.00%	$11.80	18.00%	11.34%	20.93%
1,817.48	40.00%	$11.80	18.00%	11.34%	26.47%
1,947.30	50.00%	$11.80	18.00%	11.34%	31.75%

(1)	The pretax annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from August 18, 2008 to February 18, 2010, a term expected to be similar to that of the Notes.
(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 2.35% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the value of the stocks included in the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.

(3)	This is the hypothetical Threshold Value. The actual Threshold Value will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.
(4)	This is the hypothetical Starting Value, the closing level of the Index on August 15, 2008. The actual Starting Value will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.
(5)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $11.80 (the midpoint of the range of $11.60 and $12.00).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes set forth under “Risk Factors” beginning on page PS-4 of product supplement LIRN-1, page IS-1 of the index supplement and page S-3 of the prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales of the stocks underlying the Index by us and our affiliates may affect your return on the Notes.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

•	You accept that the return on the Notes will not exceed the Capped Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

•

You are willing to accept that there is no assurance that the Notes will be listed on NYSE Arca and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

•

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You are seeking 100% principal protection or preservation of capital.

•	You seek a return on your investment that will not be capped at a percentage that will be between 16% and 20%.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends or other distributions paid on the stocks included in the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Index

S&P 500 Index

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of July 31, 2008, 421 companies or 83.7% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange; 79 companies or 16.3% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and no companies traded on the American Stock Exchange. As of July 31, 2008, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 88% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index, with the approximate percentage of the market capitalization of the S&P 500 Index included in each group as of July 31, 2008 indicated in parentheses: Consumer Discretionary (8.1%); Consumer Staples (11.2%); Energy (14.1%); Financials (15.3%); Health Care (12.7%); Industrials (11.4%); Information Technology (16.5%); Materials (3.8%); Telecommunication Services (3.1%) and Utilities (3.8%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes. For more information on the S&P 500 Index, please see the section entitled “S&P 500 Index” in the index supplement.

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through July 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On August 15, 2008, the closing level of the Index was 1,298.20.

Certain U.S. Federal Income Taxation Considerations

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this term sheet is materially correct.

As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

For a further discussion of the tax treatment of your Notes, as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Prospectus dated August 27, 2008

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus supplement dated August 27, 2008

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

•	Product supplement LIRN-1 dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185533/d424b2.htm

Our SEC file number is 1-10257. As used in this term sheet free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008, the index supplement dated September 4, 2007, product supplement LIRN-1 dated August 27, 2008 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, product supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, product supplement and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Structured Investments Classification

MLPF&S classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.